John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

May 23, 2013

VIA EDGAR CORRESPONDENCE

Stephanie J. Ciboroski

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:                             Citigroup Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012 (“2012 Form 10-K”)

Filed March 1, 2013

File No. 001-09924

Dear Ms. Ciboroski:

Enhancement of Citigroup’s disclosures is an objective that we share with the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) and one that we consider in all of our filings.  This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated April 23, 2013.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Credit Risk, page 74

Renegotiated Loans, page 81

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1.              We note that corporate renegotiated loans and consumer renegotiated loans as of December 31, 2012 declined year over year despite the increase in consumer U.S. mortgage loans in 2012 related to OCC guidance in the third quarter of 2012.  Please tell us how much of the decline in renegotiated loans is due to loan sales, payments, charge-offs, removal from renegotiated/TDR loan status, or other factors, and confirm that you will revise your disclosure in future filings to separately address material trends in your renegotiated loans including any material offsetting amounts.  Additionally, to the extent you have an accounting policy where loans can be removed from TDR loan status, please tell us and disclose this policy in future filings.

The reduction in consumer renegotiated loans year-over-year (approximately $1.3 billion) was primarily driven by (in approximate amounts):  new TDRs ($8.1 billion), which were offset by payments ($4.4 billion), charge-offs ($3.0 billion), loan sales/transfers to held-for-sale ($1.2 billion) and transfers to other real estate owned ($0.8 billion). The reduction in corporate renegotiated loans year-over-year (approximately $460 million) was primarily driven by (in approximate amounts):  new TDRs ($320 million), which were offset by payments ($550 million) and loan sales ($230 million).  To the extent material, in future filings, we will revise our disclosure to address trends in our renegotiated loans, including any material offsetting amounts.

We advise the Staff that Citigroup’s accounting policy currently permits loans modified under short-term (less than 12 months) programs to cease to be accounted for as TDRs if both of the following are satisfied:  (1) the temporary concession that had been granted to the borrower, in connection with a past period of financial difficulty, has expired; and (2) the borrower has complied with the original contractual loan terms, which must be at market at the time that the temporary modification terms expire, and has demonstrated a reasonable period of performance (generally at least six months) since the temporary modification terms have expired.  During 2012, a de minimus amount (approximately $80 million) of renegotiated loans were removed from TDR status, and Citi does not expect that removals from TDR status will be a significant driver of changes in renegotiated loans in the future.  If loan removals from TDR status become material in the future, Citi will disclose its TDR removal policy at such time.

Market Risk, page 102

Non-Trading Portfolios — Interest Rate Exposure, page 103

2.              We note your disclosure regarding changes in the U.S. dollar interest rate exposure (IRE) from an increase of $97 million as of December 31, 2011 to $842 million as of December 31, 2012.  Please provide us with proposed disclosure to be included in future filings that clarifies the reason that deposit growth was reflective of increases in the U.S. dollar IRE.  For example, was it due to the growth in non-interest bearing deposits or to growth in interest bearing deposits that re-price in time periods that are more favorable than the re-pricing time periods of deposits held in the prior year?  In addition, we note that you attribute the increase in the IRE to multiple factors (e.g., regular updates of behavioral assumptions, lower rates, swap activities, increased AFS investments, etc.) in addition to deposit growth.  Disclose how each of the factors contributes to the increase in the IRE on a quantitative basis, either in dollar or percentage terms.  To the extent that behavioral

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assumptions are a significant factor contributing to the increase in the IRE, discuss those assumptions.

As background for the Staff, it is important to note that Citi manages its IRE for non-trading portfolios as a consolidated net position, meaning that Citi believes the more meaningful information is its overall IRE, rather than the individual components of that exposure which can fluctuate quarter to quarter.  Specifically, Citi’s client-facing businesses create interest rate sensitive positions including loans and deposits as part of their on-going activities and transfer the risk to Citi Treasury.  Operating within established limits, Citi Treasury makes positioning decisions and uses tools such as the investment securities portfolio, firm-issued debt, and related derivatives to achieve the desired risk profile. Since Citi Treasury targets a specific level of IRE, viewing exposures across the balance sheet as one overall net position, Citi believes the impact of individual assets and liabilities is less meaningful on a standalone basis.  Changes in net IRE reflect the accumulated changes in all non-trading assets and liabilities, with potentially large and offsetting impacts, as well as Citi Treasury’s positioning decisions.

We also note that while the absolute value of Citi’s USD IRE as of December 31, 2012 (as the Staff notes, approximately $842 million) increased year-over-year, Citi’s IRE remained modest relative to its net interest revenue of approximately $47 billion in 2012.

In response to the Staff’s comment, during 2012, growth and seasoning of deposit balances for Citi’s major USD deposit businesses, primarily interest-bearing deposits, accounted for approximately 70% of the net change in IRE when viewed on a standalone basis.  In a rising interest rate environment, Citi’s interest-bearing deposit portfolio is assumed to experience rate increases that may be less than the change in market interest rates resulting in more positive net interest revenue.  Additionally, regular updates of behavioral assumptions accounted for approximately 40% of the net change in IRE when viewed on a standalone basis.  These updates included market driven behavioral assumptions such as deposit repricing in the current low interest rate environment as well as mortgage prepayments.  In addition, mortgage loans, including portfolio changes as well as the impact of lower rates, accounted for approximately 20% of the net change in IRE on a standalone basis.  Offsetting these increases was Citi Treasury activities, including AFS portfolio changes and swapping activities, which accounted for an approximately -40% decrease in IRE when viewed on a standalone basis

Given that the drivers of IRE, and the materiality of those drivers, vary from period to period, Citi’s future disclosures will depend on the particular facts and circumstances.  However, in its future filings, Citi intends to include a general description of its process for managing IRE (as described above) as well as the primary drivers of the change in IRE (if any) from period-to-period.

Credit Derivatives, page 124

3.              We note that the notional value of credit derivatives purchased and sold decreased by 5% and 3%, respectively, during the year ended December 31, 2012;  however, the net fair value of the credit derivatives purchased and sold decreased by 79% and 80%, respectively, during the year based on the information disclosed in the footnotes on page 243.  Please discuss the factors driving such a dramatic decrease in fair value relative to the notional amount of contracts.  To the extent there were any trends in the types of credit

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derivatives or counterparties where exposure was specifically targeted for reduction, discuss those factors.

When credit spreads move significantly, but portfolio positions remain relatively constant on a notional basis, there will be significant changes in percentages of fair values with little to no changes in notional percentages.  This outcome is consistent with results observed by the Staff and as disclosed in Note 23 of Citi’s 2012 Form 10-K.

Over the course of 2012, the net fair values of credit derivatives purchased and sold decreased by 79% and 80%, respectively, primarily due to the general tightening of credit spreads during the year.

The tightening of credit spreads during 2012 was due, in part, to actions taken by the European Central Bank which, near the end of 2011, provided further funding to financial institutions via its long-term refinancing option (“LTRO”).  The purpose of the LTRO was to provide sufficient funding to European financial institutions to meet liabilities coming due in early 2012 such that their lending capabilities to businesses would not be restricted.  Participation in the LTRO was extremely strong and once enough liquidity was injected in the market, volatility in the European market subsided and credit spreads in the European and U.S. markets began to narrow in 2012.

This overall narrowing of credit spreads can be observed in the following five-year on-the-run broad indices for 2012 administered by Markit Group Limited:  CDX.NA.IG; CDX.NH.HY; ITRAXX Europe Crossover; and ITRAX Europe Series 9 Version 1 (the first two indices relate to the U.S. market, while the last two relate to the European market).  These indices illustrate that credit spreads tightened during 2012 in a range from approximately 38% to 80%.

We advise the Staff that there were no significant trends in the types of credit derivatives or counterparties where exposure was specifically targeted for reduction during 2012.  This is evidenced by the credit derivatives disclosures on page 125 of the 2012 Form 10-K that reflect relatively small changes during 2012 in the notional amounts of credit derivatives among different industries/counterparties, ratings and maturities.

Notes to Consolidated Financial Statements, page 146

10. Income Taxes, page 183

4.              You disclose on page 186 that you would need to generate approximately $112 billion of U.S. taxable income during the respective carry-forward periods, substantially all of which must be generated during the foreign tax credit (FTC) carry-forward periods, to fully realize your U.S. federal, state and local deferred tax assets (DTAs) and that you believe you will generate sufficient U.S. taxable income within the 10-year carry-forward period to be able to fully utilize the FTC carry-forward.  In addition, you disclose two components of positive evidence that support the full realization of your DTAs, including your forecast of sufficient U.S taxable income in the carry-forward periods, and tax planning strategies available to you that would be implemented, if necessary, to prevent a carry-forward from expiring.  We note that your consolidated pre-tax income from continuing operations was $7.9 billion for 2012, which is made up of $14.7 billion of foreign pre-tax earnings per your disclosure on page 184, and thus a pre-tax loss of $6.8 billion in the U.S.  You also state on

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page 131 that you do not expect a significant reduction in the balance of your net DTAs during 2013.  Given this information, please elaborate upon how you intend to derive $112 billion of U.S. taxable income within the next 10 years by addressing the following:

•                  Quantify the extent and timing of the future increase in profitability that you expect to achieve in order to realize the DTA related to foreign tax credits.  Specifically, tell us the years in which you plan to achieve that level of U.S. taxable income, and what events must occur in order to achieve that level of income in those years.  In addition, discuss whether you have experienced adverse changes in your expectations related to the level and timing of U.S. taxable income (and in particular relative to the expectations previously communicated to the staff in your May 20, 2009 response letter), and how you have remediated or plan to remediate any such adverse changes.

We have provided to the Staff the information it has requested under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

•                  Given your expectation that net DTAs will not be significantly reduced during 2013, specify when you expect to achieve any significant reduction in DTAs, and specify the significant assumptions and/or planned transactions that you relied upon in concluding upon the timing of that significant reduction in DTAs.  In addition, address whether you have experienced adverse changes in your original estimates as to when you would realize your DTAs, and how you have remediated or plan to remediate any such adverse changes.

We have provided to the Staff the information it has requested under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

•                  Tell us whether there have been any changes in the timeframe you expect to be able to begin re-characterizing your foreign source income as domestic source income as discussed in your May 20, 2009 response letter.

As noted in our May 20, 2009 response letter, Citi expected that its overall domestic losses (“ODLs”) would continue to increase through 2012, which has, in fact, occurred.  Based on the above forecasts and the enumerated tax-related actions, ODLs are currently expected to begin being re-characterized as foreign source income in 2013.

•                  To the extent that you have already been successful in taking actions intended to optimize your U.S. taxable earnings, quantitatively and qualitatively tell us how you were able to achieve that success.

We have provided to the Staff the information it has requested under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

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20. Regulatory Capital and Citigroup Inc. Parent Company Information, page 219

5.              Based upon disclosure in Note 19, $24.5 billion of your parent company’s long-term debt obligations will mature during 2013.  Given that the parent company’s total cash, trading account assets and investments portfolio is only $2.0 billion in total as of December 31, 2012, and the maximum amount of dividends received from your subsidiaries in any of the most recent three years was $20.8 billion, please provide us with information related to the short-term liquidity position of your parent company.  Also, specifically address your intentions regarding the source of funding to pay the parent company’s obligations over the next 12 months.

In addition to the $2.0 billion of the parent company’s total cash, trading account assets and investments portfolio, at December 31, 2012, the parent company had $30.1 billion of placements to Citibank, N.A. reported in “other assets” in the Citigroup Parent Company Only Balance Sheet in Note 20 on page 220 of the 2012 Form 10-K.  Of these placements, $28.2 billion had a tenor of less than or equal to 30 days.  There was also $107.1 billion of advances to subsidiaries, of which $2.1 billion had a tenor of less than or equal to 30 days.  An additional $13.6 billion of these advances had a tenor of less than or equal to one year.  We believe these amounts provide sufficient liquidity to repay the $24.5 billion of the parent company’s long-term debt obligations maturing during 2013.

25. Fair Value Measurement, page 250

Level 3 Fair Value Rollforward, page 261

6.              You disclose that transfers of long-term debt to/from Levels 2 and 3 were the result of your conforming and refining the application of the fair value level classification methodologies to certain structured debt instruments containing embedded derivatives, as well as certain underlying market inputs becoming less or more observable.  Please tell us whether the changes in your fair value level classification methodologies were also changes to fair value measurement methodologies, and if so, identify which market inputs were impacted by your methodology changes.  Also, discuss the impact of such measurement changes, if any, to your financial statements.

Changes in the fair value level classifications of structured debt instruments between Levels 2 and 3 were not the direct result of changes to Citi’s fair value measurement methodologies, but were the result of refinements to our fair value level classification methodologies, efforts to ensure conformity in the application of those methodologies and changes in the observability of certain underlying valuation inputs.

Prior to the fourth quarter of 2012, we assigned fair value level classifications to structured debt instruments based on whether any of the valuation inputs used to value the embedded derivatives were unobservable.  This effectively deemed every derivative-related valuation input to be significant to the valuation of the entire structured debt instrument.

In the fourth quarter of 2012, we refined the methodology to allow for a consideration of whether the relative fair value of an embedded derivative was minimal in relation to the total fair value of

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the structured debt instrument.  This refinement resulted in $1.0 billion of structured debt instruments being transferred from Level 3 to Level 2.  Concurrent with the implementation of the refined methodology, we noted inconsistencies in the application of our process for identifying unobservable inputs for certain structured debt investments.  After aligning the process and applying our refined methodology to these instruments, $1.8 billion of structured debt instruments were transferred from Level 2 to Level 3.  The remaining balances of the transfers between Levels 2 and 3 related to changes in the observability of underlying valuation inputs.

7.              As a related matter, we note that you have structured notes measured at fair value in the amount of $27.5 billion and $23.4 billion as of December 31, 2012, and December 31, 2011, respectively.  Given that the transfers between Levels 2 and 3 for these instruments appear to be related to the embedded derivatives specific to these structured notes, the embedded derivatives appear to be integral to your determination of the fair value of these structured products and potentially, your risk management activities for these products.  Please revise your disclosure in future filings to include a tabular disclosure of the carrying value of your structured products by the type of instrument to which your structured notes are linked.  Specifically, quantify the amount of structured notes linked to movements in credit instruments or indices, equity instruments or indices, foreign currency exchange rates, and/or interest rates.  If you do not currently capture this quantitative information for structured notes by product type, tell us how you assess that the fair value measurement of these instruments is accurate given this lack of information.

In response to the Staff’s comment, beginning with its Second Quarter of 2013 Form 10-Q, Citi intends to include tabular disclosure similar to the following in the Fair Value Elections footnote (Note 26 in the 2012 Form 10-K) for the respective periods presented, which disaggregates the carrying value of structured notes that are measured at fair value by the type of embedded derivative instrument:

For structured notes measured at fair value, the following table presents the carrying amounts associated with the types of derivatives embedded in the instruments at June 30, 2013:

In billions of dollars	June 30, 2013
Interest Rate Linked	$ XX
Equity Linked	XX
Credit Linked	XX
Commodity Linked	XX
Foreign Exchange Linked	XX
Total	$ XX

8.              Additionally, clarify for us how you value each structured note including the embedded derivatives in total.  We note your disclosure on page 253 related to the valuation of certain structured liabilities; however, it is not clear how your methodology captures differences in the types of embedded option features.  Please tell us how you value each type of structured note given any differences in the embedded options.  If applicable, contrast your methodology for embedded options where different features exist such as conversion or differing exercise periods (e.g., European versus American options).

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Our structured notes generally do not trade in the secondary market.  As a result, we utilize a variety of different modeling techniques to value structured notes, which include discounted cash flows and internal models, including Black-Scholes and Monte Carlo simulation, as disclosed on page 252 of our 2012 Form 10-K.  The models value a constructed package of financial instruments that replicate the payout of a structured note, which generally consists of a fixed-income bond (the “bond component”), and one or more derivative instruments underlying the economic terms of the bond component (the “derivative component”).  Key valuation inputs to the models also depend upon the type of derivative and the nature of the underlying instrument, and broadly include interest rate yield curves, foreign exchange rates, volatilities and correlation.  Citi’s credit spreads may also be a key input, and are determined by reference to observable spreads in the secondary bond market.

The following provides some additional information about how we value each type of structured note given any differences in the embedded options, as well as any differences in our methodologies for valuing embedded options where different features exist.

Credit Linked, including Structured Credit Products:  Credit-linked and structured credit products generally do not include early exercise features such as callability and/or putability.  Simple single asset instruments that contain embedded derivatives, such as credit default swaps, are priced using market-standard analytical formulas.  More complex products are priced using approaches intended to capture the distribution of potential credit losses on the referenced portfolio.  In addition to credit losses, some of the more advanced models incorporate multiple scenarios based on various correlations of key inputs.

Commodity Linked, Equity Linked and Multi-Asset Products:  The most basic single-asset products (including simple American options) are priced using market-standard analytical formulas.  Valuation models for more complex single-asset products incorporate multiple scenarios that forecast different combinations inputs such as volatility, interest rates, and credit exposure.  For the most complicated products, such as instruments with significant exposure to multiple derivative types (e.g., equities and interest rates), we employ multi-dimensional Monte Carlo implementations that provide the ability to value the structured note based on the interaction of the different underlying derivatives.  The impact of American option features and any other callability/putability are also estimated within the Monte Carlo simulations.

Interest Rate Linked and Foreign Exchange Linked Products:  European options such as vanilla swaptions, caps and floors are priced based on their implied volatilities.  For Bermudan and American callable structures, we employ industry-standard term structure models. Depending on the nature of the instrument, models that incorporate either one or multiple factors may be utilized for single currency and long-dated foreign exchange-linked instruments and may involve Monte Carlo simulation to incorporate multiple combinations of inputs.

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In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach
John C. Gerspach
Chief Financial Officer

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